Blucora, Inc.
601 108th Avenue NE, Suite 1200
Bellevue, WA 98004

October 19, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Melissa Kindelan, Staff Accountant

Re: Blucora, Inc

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 9, 2012

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Filed May 10, 2012

File No. 000-25131

Dear Ms. Collins and Ms. Kindelan:

Blucora, Inc. (the "Company") hereby advises the staff of the Securities and Exchange Commission (the "Staff") that the Company has received the Staff's letter dated October 3, 2012 (the "Comment Letter"), regarding the Staff's review of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2011 and its Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2012. Our responses to each comment are provided below. For the Staff's convenience, the comment from the Comment Letter is restated in bold italics prior to our response to that comment.

Form 10-Q for Quarterly Period Ended March 31, 2012

Notes to the Condensed Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 6

1. We note from your response to prior comment 1 that when a customer pays for services prior to e-filing their return, you allocate revenue to the online tax preparation services and phone support services based on VSOE of fair value. Please describe further, for us, those arrangements in which you sell online tax preparation services separately from phone support services. In this regard, it appears that on-line tax preparation services are included in your Deluxe Federal Edition and Ultimate Bundle products, both of which also include phone support services. To the extent that you do not have separate sales for these services, please explain further how you establish fair value when these services are sold in a bundled arrangement and revise your disclosures accordingly.

Response: Tax preparation services were sold on a stand-alone basis for the 2010 tax year, but were only included in bundled arrangements in 2011. Upon further consideration of the guidance, we believe that best estimated selling price is a more appropriate description of the methodology we used to determine fair value. We will update our disclosure to include the use of this method.

2. Based on the information provided in your previous responses, it appears that deferred revenue for your tax preparation segment include (a) data archiving services, (b) unlimited e-file services provided to professional tax preparers and (c) on-line tax preparation services that are paid for prior to e-filing. Please provide us with a breakdown of your deferred revenue for each of these services (or any other revenues that you may defer for this segment) at each quarter-end in fiscal 2012 and tell us where you classify such amounts in your consolidated balance sheets.

Response: Deferred revenue for our tax preparation segment was $2.1 million and $2.8 million for the quarters ended March 31, 2012 and June 30, 2012, respectively. Deferred revenue is included in Accrued expenses and other current liabilities and Other long-term liabilities, as appropriate, based upon the current and non-current portion of the related liabilities.

The balance as of March 31, 2012 was comprised almost entirely of deferred revenue related to Data Archiving Services. Deferred revenue related to unlimited e-file services and on-line tax preparation services were immaterial, approximately $40,000. The balance as of June 30, 2012 was all related to deferred revenue for Data Archiving Services.

3. We note the proposed disclosures provided in your response to prior comment 1. Please further revise to clarify, as indicated in your response, that for arrangements in which the company receives advance payments from its customers, revenue for tax preparation services is deferred and recognized at the point when the customer e-files or prints their return and revenue from phone support services revenue is recognized over the service period, which expires at the point the customer e-files or prints their return.

Response: We believe additional disclosures to clarify treatment of advance payments for tax preparation services and phone support services could create the misleading impression for readers of our financial statements that material balances of deferred revenue exist in our balance sheet related to these services. We have clarified our disclosure on advance payments in our policy to better explain that advance payments received and deferred primarily relate to the data archive services. Additionally, as noted in response 1 above, we have expanded our disclosure related to methodologies utilized in determination of fair value to include the best estimated selling price.

The Company's revised disclosure related to revenue recognition that will be included in future filings is below.

"Tax Preparation Revenue Recognition: The Company derives revenue from the sale of tax preparation online services, ancillary service offerings, tax preparation packaged software products, and multiple elements arrangements that may include a combination of these items. Ancillary service offerings include tax preparation support services, data archive services, bank or reloadable pre-paid debit card services, and efiling services. These revenues are recorded in the Tax Preparation segment. The Company recognizes revenue for the Tax Preparation segment when all four revenue recognition criteria have been met: persuasive evidence of an arrangement exists, the Company has delivered the product or performed the service, the fee is fixed or determinable, and collectability is probable. Determining whether and when these criteria have been satisfied involves exercising judgment and using estimates and assumptions that can have an impact on the timing and amount of revenue that the Company recognizes.

The Company's service revenue consists primarily of hosted tax preparation online services, tax preparation support services, data archive services, and efiling services. The Company recognizes revenue from these services as the services are performed and the four revenue recognition criteria described above are met.

The Company recognizes revenue from the sale of its package software products when legal title transfers. This is generally when its customers download products from the Web or when the products ship.

The bank or reloadable prepaid debit card services are offered to taxpayers as an option to receive their tax refunds in the form of a prepaid bank card or to have the fees for the product and/or services purchased by the customer deducted from their refund. Revenue for this fee is recognized when the four revenue recognition criteria described above are met; for some arrangements that is upon filing and for other arrangements that is upon cash receipt.

For products and/or services that consist of multiple elements, the Company must: (1) determine whether and when each element has been delivered; (2) determine the fair value of each element using the selling price hierarchy of vendor-specific objective evidence ("VSOE") of fair value if available, third-party evidence ("TPE") of fair value if VSOE is not available, and estimated selling price ("ESP") if neither VSOE nor TPE is available; and (3) allocate the total price among the various elements based on the relative selling price method. Once the Company has allocated the total price among the various elements, it recognizes revenue when the revenue recognition criteria described above are met for each element.

VSOE generally exists when we sell the deliverable separately. We can usually establish VSOE for all deliverables in these multiple element arrangements; however, in certain limited instances VSOE cannot be established. This may be because we infrequently sell each element separately, or we have a limited sales history for the element. When VSOE cannot be established, we attempt to establish selling price for each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. When we are unable to establish selling price using VSOE or TPE, we use ESP in our allocation of arrangement consideration. ESP is the estimated price at which we would sell a product or service if it were sold on a stand-alone basis. We determine ESP for a product or service by considering multiple factors including, but not limited to, historical stand-alone sales, pricing practices, market conditions, competitive landscape, internal costs, and gross margin objectives.

In some situations, the Company receives advance payments from its customers. The Company defers revenue associated with these advance payments and recognizes the allocated consideration for each element when the Company ships the products or performs the services, as appropriate. Advance payments related to data archive services are deferred and recognized over the related contractual term."

In connection with the foregoing responses to the Comment Letter, we hereby acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's comments and request that the Staff contact the undersigned at (425) 201-8869 with any questions or comments regarding this letter.

Respectfully Submitted,

BLUCORA, INC.

/s/ Eric Emans

Eric Emans

Chief Financial Officer